

March 25, 2011

Mr. Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

> **Re: Beazer Homes USA, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 28, 2011**
> **File No. 333-172482**

Dear Mr. Khoury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Submission Letter

1. We have read your supplemental letter filed February 28, 2011. Please revise your letter to address each of the issues noted below and re-file the revised letter:

    - Have the company sign the supplemental letter, as the representations contained in the letter must come from the company and not counsel.
    - Represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the exchange notes.
    - Confirm that you will make each person participating in the exchange offer aware that any broker-dealer who holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such outstanding notes pursuant to the exchange

offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of such exchange notes.

- Confirm that you will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision:

  If the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding notes pursuant to the exchange offer.

Prospectus Cover Page

2. Please disclose the following on the prospectus cover page:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities.
- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

3. We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. As currently represented, the offer could be open for less than 20 full business days due to the 11:59 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Prospectus Summary, page 1

5. Please include the ratio of earnings to fixed charges in the summary section. Refer to Instruction 2(D) to paragraph 503(d) of Regulation S-K Item 503.

Forward-Looking Statements, page 22

6. We note your statement, "These forward-looking statements are subject to risks, uncertainties and other factors . . . including, among other things, the risks discussed in

the section captioned 'Risk Factors' above and in the information included in our annual report . . . ." Please remove this limitation on the scope of your risk factors or revise the statement to clarify that you have discussed all known material risks.

The Exchange Offer, page 24
Terms of the Exchange Offer, page 24
Expiration Date; Extensions; Amendment, page 26

7. Please confirm in your prospectus that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Capitalization, page 34

8. Please revise the second sentence to clarify that the table should be read in conjunction with the historical financial statements and related notes in your Form 10-Q for the quarterly period ended December 31, 2010.

The Subsidiary Guarantees, page 40

9. In the second paragraph, you state, "The Indenture provides that each existing and future Restricted Subsidiary . . . be a Subsidiary Guarantor and, at the Company's discretion, any Unrestricted Subsidiary may be a Subsidiary Guarantor." To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations, as those guarantors would be issuers of securities.

Material United States Federal Income Tax Considerations, page 64

10. In the first sentence, you state that "[t]he following is a general discussion of certain material United States federal income tax considerations . . . ." Please remove the word "certain" as all material tax considerations should be described.

Legal Matters, page 69

11. Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act. This comment also applies to your registration statement on Form S-3.

Exhibit Index

12. In your exhibit list, please revise your parenthetical cross-references in Exhibits 23.5, 23.6, 23.7, and 23.8 to refer to the correct exhibits.

Exhibit 5.1

13. We note that investors are entitled to rely on counsel's opinion. Please tell us whether, in counsel's view, the limitation in the first sentence in the penultimate paragraph limits the ability of investors to rely on counsel's opinion. We may have additional comments based on counsel's response.

14. We note, based on the statements in the third sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel's basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Exhibit 5.2

15. We note that investors are entitled to rely on counsel's opinion.   Please tell us whether, in counsel's view, the limitation in the second sentence in the penultimate paragraph limits the ability of investors to rely on counsel's opinion. We may have additional comments based on counsel's response.

16. We note, based on the statements in the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel's basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Exhibit 5.3

17. We note that investors are entitled to rely on counsel's opinion. Please tell us whether, in counsel's view, the limitation in the third sentence in the penultimate paragraph limits the ability of investors to rely on counsel's opinion. We may have additional comments based on counsel's response.

18. We note, based on the statements in the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel's basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Exhibit 5.4

19. As it is inappropriate for counsel to assume that laws of the state governing the legality of the notes and the guarantees would be identical to the law of counsel's home jurisdiction, please have counsel revise its opinion to remove paragraph D on page 3 of the opinion.

20. Please have counsel consent to the filing of its opinion as an exhibit to the registration statement as well as to being named in the registration statement. In this regard, we note counsel consents to the filing of its opinion as an exhibit to a Form 8-K.

21. We note that investors are entitled to rely on counsel's opinion. Please tell us whether, in counsel's view, the limitation in the second sentence in the penultimate paragraph limits the ability of investors to rely on counsel's opinion. We may have additional comments based on counsel's response.

22. We note, based on the statements in the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel's basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Exhibit 5.5

23. In the second paragraph on page 3 of the opinion, it appears counsel intends to reference Section 7 of the Securities Act of 1933 rather than Section 11. Please have counsel revise the opinion as appropriate.

24. We note, based on the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel's basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Exhibit 5.6

25. Please tell us the purpose of the last two sentences in the fourth to last paragraph of counsel's opinion. We may have additional comments based on counsel's response.

26. We note, based on the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel's basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

27. Please have counsel consent to the filing of its opinion as an exhibit to the registration statement as well as to being named in the registration statement.

Exhibit 5.7

28. We note that investors are entitled to rely on counsel's opinion. Please tell us whether, in counsel's view, the limitation in the second sentence in the last paragraph limits the ability of investors to rely on counsel's opinion. We may have additional comments based on counsel's response.

29. We note, based on the fourth sentence of the last paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel's basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or, in her absence, Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: William C. Smith III
     Troutman Sanders LLP
     via facsimile at (404) 962-6880